U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 601, No.1 Shui’an South Street

Chaoyang District

Beijing, 100012

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Changes in Registrant’s Certifying Accountant

On February 7, 2023, the Company’s Board of Directors determined and ratified the Audit Committee’s approval of the proposed appointment of Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm. The services previously provided by Friedman LLP (“Friedman”) are now provided by Marcum Asia.

The Company was notified by Friedman, the Company’s then independent registered public accounting firm, that effective September 1, 2022, Friedman combined with Marcum LLP and continued to operate as an independent registered public accounting firm. Friedman continued to serve as the Company’s independent registered public accounting firm through February 1, 2023. On February 1, 2023, the Audit Committee approved the engagement of Marcum Asia to serve as the independent registered public accounting firm of the Company.

Friedman’s reports on the consolidated financial statements of the Company for the fiscal years ended June 30, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, scope of accounting principles. During the Company’s two most recent fiscal years and through February 1, 2022, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended June 30, 2022 and 2021, or in the subsequent period through February 1, 2023.

The Company provided Friedman with a copy of the forgoing disclosure and requested Friedman to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Friedman agrees with the above statements. A copy of Friedman’s letter, dated February 8, 2023, is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent period through February 1, 2023, the Company has not consulted with Marcum Asia with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Exhibits

Exhibit 16.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated February 8, 2023

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: February 8, 2023